SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
and
QIMONDA FINANCE LLC
3000 CentreGreen Way
Cary, North Carolina, 27513 U.S.A.
Tel: 919-677-3053
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X  Form 40-F
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .
          This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983, and into the prospectus that forms a part of this registration statement.

SIGNATURES
Exhibit 1(i)
Exhibit 1(ii)
Exhibit 1(iii)
Exhibit 4(i)(C)
Exhibit 4(ii)(B)
Exhibit 5(i)(A)
Exhibit 5(i)(B)
Exhibit 5(i)(C)
Exhibit 5(ii)
Exhibit 10(vi)
Exhibit 12(i)

Explanatory Note
     This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 1(i), 1(ii), 1(iii), 4(i)(C), 4(ii)(B), 4(ii)(C), 5(i)(A), 5(i)(B), 5(i)(C), 5(ii), 10(vi), 12(i), 23(iv) and 23(v) respectively, to our Registration Statement on Form F-3, Registration No. 333-145983.

Exhibit
No.	Description
1(i)	Form of Underwriting Agreement for the equity securities.

1(ii)	Form of Underwriting Agreement for the debt securities.

1(iii)	Form of Share Lending Agreement.

4(i)(C)	Form of Side Letter Agreement to Deposit Agreement among Qimonda AG, Citibank, N.A. and Infineon Technologies AG.

4(ii)(B)	Form of Indenture for Qimonda Finance LLC.

4(ii)(C)	Form of Note and Guarantee. (included in Exhibit 4(ii)(B))

5(i)(A)	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

5(i)(B)	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

5(i)(C)	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

5(ii)	Form of Opinion of Richards, Layton & Finger, P.A.

10(vi)	Form of Intercompany Agreement between Infineon Technologies AG and Qimonda AG.

12(i)	Computation of Ratio of Earnings to Fixed Charges.

23(iv)	Consent of Cleary Gottlieb Steen & Hamilton LLP. (included in Exhibits 5(i)(A), 5(i)(B) and 5(i)(C))

23(v)	Form of Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5(ii))

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG

Date: February 7, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairmen of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA FINANCE LLC

Date: February 7, 2008	By:	/s/ Miriam Martinez
	Name:	Miriam Martinez
	Title:	CFO